Mr. Peter Klamka
Sunset Interactive Network, Inc.
1905 Anderson Avenue
Ann Arbor, Michigan 48104


Dear Mr. KLamka:

This serves as our Letter of Intent ("LOI") which provides for a thirty (30) day period of exclusive negotiation between American Sports History, Inc. ("AMSHK or "Buyer") and Sunset Interactive Network, Inc. ("SIN or "Seller") to:

      a. enter into a Definitive Agreement for acquisition by AMSH of one hundred (100%) percent of the total shares of SIN and all other affiliated companies, properties, equipment and related business assets, if any, and

      b. to include as part of the agreement the services of Mr. Peter C. Klamka of as President of SIN, and that SIN would become a wholly owned subsidiary of AMSH upon completed execution of the Agreement.

AMSH, a Nevada Corporation, has corporate offices at 1905 Anderson Avenue, Suite 200, Ann Arbor Michigan 48104 and is solely owned by Mr. Peter C. Klamka. SIN is free of any and all liabilities except as may relate to existing or pending contracts with various licensors for its Internet content offerings. SIN is an interactive media company providing primarily but not limited to the Internet proprietary content, information and merchandise relating to a variety of licensors including celebrity content.


CONSIDERATION

Final valuation will be agreed to by both parties and the Definitive Agreement will outline all terms. It is proposed that the business be acquired with restricted common shares of AMSH which may or may not include registration rights. Final acceptance is subject to approval by both parties including the Board of Directors of AMSH.

The parties acknowledge and agree to indemnify and hold the other harmless against any third party claims that may arise from this agreement.

The signors of this agreement shall enter into exclusive negotiations and due dilligence upon reciept of mutually executed copies.


AMERICAN SPORTS HISTORY, INC.
(A Nevada Corporation)

/s/ Vincent M. Nerlino

Vincent M. Nerlino, President


SUNSET INTERACTIVE NETWORK, INC.
(A Nevada Corporation)


Peter C. Klamka, President